UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
              UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF
                1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
          SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number: 000-27103

                       TRIWEST MANAGEMENT RESOURCES CORP.
             (Exact name of registrant as specified in its charter)

                       Suite 1500, 885 West Georgia Street
                           Vancouver, British Columbia
                                     V6C 3E8
                            Telephone: (604)687-0717
               (Address, including zip code and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                                  Common Shares
            (Title of each class of securities covered by this Form)

                                      None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        |X|    Rule 12h-3(b)(1)(i)       |_|
Rule 12g-4(a)(1)(ii)       |_|    Rule 12h-3(b)(1)(ii)      |_|
Rule 12g-4(a)(2)(i)        |_|    Rule 12h-3(b)(2)(i)       |_|
Rule 12g-4(a)(2)(ii)       |_|    Rule 12h-3(b)(2)(ii)      |_|
                                  Rule 15d-6                |_|

Approximate number of holders of record as of the certificate or notice date:

                  Ten (10) shareholders as at October 11, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, Triwest Management Resources Corp. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:      October 11, 2001          TRIWEST MANAGEMENT RESOURCES CORP.

                                     Per:
                                              /s/Jason John
                                              ----------------------------------
                                              Jason John, President and Director


Instruction: This form is required by rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.